INVEST IN **STANULIS FILMS INC.**

Share

Multi-studio-backed production company with 10 successful films to date


STANULIS
FILMS
Thank YOU and OUR talent for making Stanulis Films successful.
Now invest in Stanulis Films, and let's continue to grow together.
ICE-T
VINCENT PASTORE
ERIC
DMX
SEAN YOUNG
TARA REID

stanulisfilms.com New York NY

Entertainment Art Crowdfunding

OVERVIEW UPDATES 1 WHAT PEOPLE SAY 4 ASK A QUESTION

Highlights

1. Founded by film industry veteran with over 20 years experience: Directing, Acting and Producing.
2. Company has completed 10 projects
3. Release of "Clinton Road" in over 20 theaters nationwide, distributed over pay per view networks
4. Established relationships with Lionsgate with a MG -an initial sum that is paid to the producer by the distributor
5. Film Financing
6. "5th Borough" released in June 2020 on every major platform
7. "Chronicle of a Serial Killer" released in October 2020 on every major platform
8. Executive Producing film "Monica" starring Patricia Clarkson & Emily Browning

Our Team



Steve Stanulis Founder, Chief Executive Officer, President

Award winning director, actor, & producer.

> Through filmmaking over 20 years, we feel this film is timely and current with today's evolving economy.



Diana Prano Advisory Board

Diana Prano, since 2013 has been the President/Owner of Multimedia Talent Management LLC, a boutique talent management company representing actors in theater, film and television in New York City and L.A.



Donna McKenna CSA Casting Director/ Producer

Donna is a well-respected, award winning, international casting director, producer, & educator. She has cast & produced numerous independent features, short films, television pilots, audio shows, & web series with over 20 years of experience.

SEE MORE

Stanulis Films



A new, cost-effective Film and TV production model for the Covid 19 and digital driven age with multi-channel distribution – in one company - by an award winning producer director.

Stanulis Films has created a budget driven process with minimal overhead that has been proven and has distribution in place before any costs are incurred.

Supported by multiple revenue streams from theatrical to on demand to digital and foreign distribution and to big box stores for DVDs. The attached deck and media package shows the significant reach of small, smart studio.

Stanulis Films has now secured deals with Allied Vaughn, which distributes DVDs to retail companies such as, but not limited to, Best Buy, Walmart, & Target. The DVD market is still a huge revenue generating market to

Walmart, & Target. The DVD market is still a huge revenue generating market to a certain age demographic. This adds another stream in the distribution process. Stanulis Films also has secured a foreign distribution deal with Multicom on their next slate of 10 film projects.

In addition, Stanulis Films secured a deal with Redbox, which is unique as to compared to other companies, due to the fact that Redbox pays all fees upfront. In turn, it lowers the risk value for investors, helping to recoup their monies much faster.

EARLY STAGE, PRE-IPO STARTUP OPPORTUNITY. Successful media companies are often measured in tens or hundreds of billions of dollars— you are buying into Stanulis Films Inc. at a valuation of $20MM. While there is a lot of risk, if we're successful there is a definitely a lot of upside.

OPEN TO ALL INVESTORS. In the past, investing in early stage startups was off-limits to non-accredited investors. Thankfully, with the JOBS Act, it has given everyone the opportunity to participate in the startup economy.

With over 25 films produced & more than $10 million raised in private money, we are looking to make Stanulis Films Inc. one of the most successful companies out there.

DIVERSIFIED SLATE OF FILM AND TV PROJECTS. When you invest in Stanulis Films Inc. you're not just backing a single project -- you're investing in an entire slate. By diversifying across different genres and risk profiles, we're building a company designed to last.

WHAT IS YOUR POTENTIAL RETURN?

As mentioned earlier, when you invest in Stanulis Films you are buying stock in the company. As a pre-IPO startup, we are inherently risky. However, startups that succeed can change the world, and provide staggering returns for investors. Our current market cap (the price you are buying in at) is about $20 -$25 million.

Of course the larger we get, the more powerful we become. While there is always risk with investing, with Stanulis Films Inc.,we are betting our money, reputations, and careers that we can make this the best investment you've ever made.



Downloads

Stanulis-Films-Logo-Enhanced 2 1 .png

ClintonRoad KA FinalPoster 2000x3000.jpg

5th Borough.jpg

chronicle of a Serial killer.jpg

RM Final 1.png

5TH Borough Poster.jpg

Stanulis Films Deck .pdf